UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Date: October 22, 2019

UBS Group AG

Commission File Number: 1-36764

UBS AG

Commission File Number: 1-15060

(Registrants' Name)

Bahnhofstrasse 45, Zurich, Switzerland and
Aeschenvorstadt 1, Basel, Switzerland

(Address of principal executive offices)

Indicate by check mark whether the registrants file or will file annual reports under cover of Form 20‑F or Form 40-F.

Form 20-F  x                        Form 40-F  o

This Form 6-K consists of the Basel III Pillar 3 disclosure for UBS Group AG and significant regulated subsidiaries report as of 22 October 2019, which appears immediately following this page.

30 September 2019 Pillar 3 report

UBS Group and significant regulated subsidiaries and sub-groups

Table of contents
Introduction and basis for preparation

UBS Group
4	Section 1	Key metrics
6	Section 2	Risk-weighted assets
10	Section 3	Going and gone concern requirements and eligible capital
11	Section 4	Leverage ratio
14	Section 5	Liquidity coverage ratio

Significant regulated subsidiaries and sub-groups
18	Section 1	Introduction
18	Section 2	UBS AG standalone
22	Section 3	UBS Switzerland AG standalone
28	Section 4	UBS Europe SE consolidated
29	Section 5	UBS Americas Holding LLC consolidated

Contacts

Switchboards

For all general inquiries
www.ubs.com/contact

Zurich +41-44-234 1111
London +44- 207-567 8000
New York +1-212-821 3000
Hong Kong +852-2971 8888 Singapore +65-6495 8000

Investor Relations

UBS’s Investor Relations team supports institutional, professional and retail investors from our offices in Zurich,
London, New York and Krakow.

UBS Group AG, Investor Relations
P.O. Box, CH-8098 Zurich, Switzerland

www.ubs.com/investors

Zurich +41-44-234 4100
New York +1-212-882 5734

Media Relations

UBS’s Media Relations team supports
global media and journalists
from our offices in Zurich, London, New York and Hong Kong.

www.ubs.com/media

Zurich +41-44-234 8500
mediarelations@ubs.com

London +44-20-7567 4714
ubs-media-relations@ubs.com

New York +1-212-882 5858
mediarelations-ny@ubs.com

Hong Kong +852-2971 8200
sh-mediarelations-ap@ubs.com

Office of the Group Company Secretary

The Group Company Secretary receives inquiries regarding compensation and related issues addressed to members of the Board of Directors.

UBS Group AG, Office of the
Group Company Secretary
P.O. Box, CH-8098 Zurich, Switzerland

sh-company-secretary@ubs.com

+41-44-235 6652

Shareholder Services

UBS’s Shareholder Services team,
a unit of the Group Company Secretary Office, is responsible for the registration of UBS Group AG registered shares.

UBS Group AG, Shareholder Services
P.O. Box, CH-8098 Zurich, Switzerland

sh-shareholder-services@ubs.com

+41-44-235 6652

US Transfer Agent

For global registered share-related
inquiries in the US.

Computershare Trust Company NA
P.O. Box 505000
Louisville, KY 40233-5000, USA

Shareholder online inquiries:
www-us.computershare.com/
investor/Contact

Shareholder website:
www.computershare.com/investor

Calls from the US
+1-866-305-9566
Calls from outside the US
+1-781-575-2623
TDD for hearing impaired
+1-800-231-5469
TDD for foreign shareholders
+1-201-680-6610

Imprint

Publisher: UBS Group AG, Zurich, Switzerland | www.ubs.com
Language: English

© UBS 2019. The key symbol and UBS are among the registered and unregistered trademarks of UBS. All rights reserved.

Introduction and basis for preparation

Introduction and basis for preparation

Introduction and basis for preparation

Scope and location of Basel III Pillar 3 disclosures

The Basel Committee on Banking Supervision (BCBS) Basel III capital adequacy framework consists of three complementary pillars. Pillar 1 provides a framework for measuring minimum capital requirements for the credit, market, operational and non-counterparty-related risks faced by banks. Pillar 2 addresses the principles of the supervisory review process, emphasizing the need for a qualitative approach to supervising banks. Pillar 3 requires banks to publish a range of disclosures, mainly covering risk, capital, leverage, liquidity and remuneration.

This report provides Pillar 3 disclosures for UBS Group and prudential key figures and regulatory information for UBS AG standalone, UBS Switzerland AG standalone, UBS Europe SE consolidated and UBS Americas Holding LLC consolidated in the respective sections under “Significant regulated subsidiaries and sub-groups.”

As UBS is considered a systemically relevant bank (SRB) under Swiss banking law, UBS Group AG and UBS AG are required to comply with regulations based on the Basel III framework as applicable to Swiss SRBs on a consolidated basis. Capital and other regulatory information as of 30 September 2019 for UBS Group AG consolidated is provided in the “Capital management” section of our third quarter 2019 report and for UBS AG consolidated in the “Capital management” section of the UBS AG third quarter 2019 report available under “Quarterly reporting” at www.ubs.com/investors.

Local regulators may also require the publication of Pillar 3 information at a subsidiary or sub-group level. Where applicable, these local disclosures are provided under “Holding company and significant regulated subsidiaries and sub-groups” at www.ubs.com/investors.

Significant BCBS and FINMA capital adequacy, liquidity and funding, and related disclosure requirements

This Pillar 3 report has been prepared in accordance with FINMA Pillar 3 disclosure requirements (FINMA Circular 2016/1, “Disclosure – banks”) as revised on 16 July 2018, the underlying BCBS guidance “Revised Pillar 3 disclosure requirements” issued in January 2015, the “Frequently asked questions on the revised Pillar 3 disclosure requirements” issued in August 2016, the “Pillar 3 disclosure requirements – consolidated and enhanced framework” issued in March 2017 and the subsequent “Technical Amendment – Pillar 3 disclosure requirements – regulatory treatment of accounting provisions” issued in August 2018.

Frequency and comparability of Pillar 3 disclosures

FINMA has specified the reporting frequency for each disclosure, as outlined in the table on pages 5 and 6 of our 31 December 2018 Pillar 3 report available under “Pillar 3 disclosures” at www.ubs.com/investors.

In line with the FINMA-specified disclosure frequency and requirements for disclosure with regard to comparative periods, we provide quantitative comparative information as of 30 June 2019 for disclosures required on a quarterly basis. Where specifically required by FINMA and / or BCBS, we disclose comparative information for additional reporting dates.

UBS Group AG

UBS Group

Section 1  Key metrics

Key metrics of the third quarter of 2019

The KM1 and KM2 tables below are based on Basel Committee on Banking Supervision (BCBS) Basel III phase-in rules. The KM2 table includes a reference to the total loss-absorbing capacity (TLAC) term sheet, published by the Financial Stability Board (FSB). The website of the FSB provides this term sheet, at www.fsb.org/2015/11/total-loss-absorbing-capacity-tlac-principles-and-term-sheet.

During the third quarter of 2019, our common equity tier 1 (CET1) capital decreased by USD 0.3 billion to USD 34.7 billion, mainly as a result of accruals for capital returns to shareholders, share repurchases under our share repurchase program, foreign currency translation effects, current tax expense and increases in pension liabilities of non-Swiss pension plans, partly offset by operating profit before tax. Our tier 1 capital increased by USD 0.7 billion to USD 50.7 billion, primarily reflecting two separate issuances of high-trigger loss-absorbing AT1 instruments of AUD 700 million and SGD 750 million, respectively.

→   Refer to “UBS shares” in the “Capital management” section of our third quarter 2019 report for more information about the share repurchase program

The TLAC available as of 30 September 2019 included CET1 capital, additional tier 1 and tier 2 capital instruments eligible under the TLAC framework, and non-regulatory capital elements of TLAC. Under the Swiss systemically relevant bank (SRB) framework, including transitional arrangements, TLAC excludes 45% of the gross unrealized gains on debt instruments measured at fair value through other comprehensive income for accounting purposes, which for regulatory capital purposes is measured at the lower of cost or market value. This amount was negligible as of 30 September 2019, but is included as available TLAC in the KM2 table below.

Risk-weighted assets (RWA) increased by USD 2.5 billion to USD 264.6 billion, mainly due to an increase in credit risk RWA, partly offset by a decrease in market risk RWA. Leverage ratio exposure decreased by USD 9 billion during the quarter, predominantly driven by on-balance sheet exposures. High-quality liquid assets decreased by USD 8.3 billion, primarily driven by a reduction of cash at central banks reflecting higher average funding consumption by the business divisions and reductions in the level of issued debt.

KM1: Key metrics
USD million, except where indicated
		30.9.19	30.6.19	31.3.19	31.12.18	30.9.18[3]
Available capital (amounts)[1]
1	Common equity tier 1 (CET1)	34,673	34,948	34,658	34,119	34,816
1a	Fully loaded ECL accounting model	34,635	34,904	34,613	34,071	34,816
2	Tier 1	50,702	49,993	49,436	46,279	45,972
2a	Fully loaded ECL accounting model Tier 1	50,664	49,949	49,391	46,231	45,972
3	Total capital	56,396	56,345	56,148	52,981	52,637
3a	Fully loaded ECL accounting model total capital	56,358	56,302	56,103	52,933	52,637
Risk-weighted assets (amounts)
4	Total risk-weighted assets (RWA)	264,626	262,135	267,556	263,747	257,041
4a	Minimum capital requirement[2]	21,170	20,971	21,404	21,100	20,563
4b	Total risk-weighted assets (pre-floor)	264,626	262,135	267,556	263,747	257,041
Risk-based capital ratios as a percentage of RWA[1]
5	Common equity tier 1 ratio (%)	13.10	13.33	12.95	12.94	13.55
5a	Fully loaded ECL accounting model Common equity tier 1 (%)	13.09	13.32	12.94	12.92	13.55
6	Tier 1 ratio (%)	19.16	19.07	18.48	17.55	17.89
6a	Fully loaded ECL accounting model Tier 1 ratio (%)	19.15	19.05	18.46	17.53	17.89
7	Total capital ratio (%)	21.31	21.49	20.99	20.09	20.48
7a	Fully loaded ECL accounting model total capital ratio (%)	21.30	21.48	20.97	20.07	20.48
Additional CET1 buffer requirements as a percentage of RWA
8	Capital conservation buffer requirement (2.5% from 2019) (%)	2.50	2.50	2.50	1.88	1.88
9	Countercyclical buffer requirement (%)	0.10	0.09	0.10	0.08	0.05
9a	Additional countercyclical buffer for Swiss mortgage loans (%)	0.21	0.22	0.21	0.21	0.21
10	Bank G-SIB and/or D-SIB additional requirements (%)	1.00	1.00	1.00	0.75	0.75
11	Total of bank CET1-specific buffer requirements (%)[1]	3.60	3.59	3.60	2.71	2.68
12	CET1 available after meeting the bank’s minimum capital requirements (%)[1]	8.60	8.83	8.45	8.44	9.05
Basel III leverage ratio
13	Total Basel III leverage ratio exposure measure	901,914	911,379	910,993	904,598	915,066
14	Basel III leverage ratio (%)[1]	5.62	5.49	5.43	5.12	5.02
14a	Fully loaded ECL accounting model Basel III leverage ratio (%)[1]	5.62	5.48	5.42	5.11	5.02
Liquidity coverage ratio
15	Total HQLA	167,916	176,173	186,038	173,389	176,594
16	Total net cash outflow	122,025	121,314	121,521	127,352	130,750
17	LCR ratio (%)	138	145	153	136	135

1 Based on BCBS Basel III phase-in rules.    2 Calculated as 8% of total RWA, based on total capital minimum requirements, excluding CET1 buffer requirements.    3 In line with the change of the presentation currency of UBS Group AG’s and UBS AG’s consolidated and standalone financial statements from Swiss francs to US dollars in October 2018, prior-period disclosures were translated to US dollars at the respective spot rates prevailing on the relevant reporting dates.

KM2: Key metrics – TLAC requirements (at resolution group level)[1]
USD million, except where indicated
		30.9.19	30.6.19	31.3.19	31.12.18	30.9.18[2]
1	Total loss-absorbing capacity (TLAC) available	88,197	87,388	87,477	83,740	81,711
1a	Fully loaded ECL accounting model TLAC available	88,159	87,344	87,433	83,692	81,711
2	Total RWA at the level of the resolution group	264,626	262,135	267,556	263,747	257,041
3	TLAC as a percentage of RWA (%)	33.33	33.34	32.69	31.75	31.79
3a	Fully loaded ECL accounting model TLAC as a percentage of fully loaded ECL accounting model RWA (%)	33.31	33.32	32.68	31.73	31.79
4	Leverage ratio exposure measure at the level of the resolution group	901,914	911,379	910,993	904,598	915,066
5	TLAC as a percentage of leverage ratio exposure measure (%)	9.78	9.59	9.60	9.26	8.93
5a	Fully loaded ECL accounting model TLAC as a percentage of fully loaded ECL accounting model Leverage exposure measure (%)	9.77	9.58	9.60	9.25	8.93
6a	Does the subordination exemption in the antepenultimate paragraph of Section 11 of the FSB TLAC Term Sheet apply?	No
6b	Does the subordination exemption in the penultimate paragraph of Section 11 of the FSB TLAC Term Sheet apply?	No
6c

If the capped subordination exemption applies, the amount of funding issued that ranks pari passu with excluded liabilities and that is recognized as external TLAC, divided by funding issued that ranks pari passu with excluded liabilities and that would be recognized as external TLAC if no cap was applied (%)

		N/A – Refer to our response to 6b.

1 Resolution group level is defined as the UBS Group AG consolidated level.    2 In line with the change of the presentation currency of UBS Group AG’s and UBS AG’s consolidated and standalone financial statements from Swiss francs to US dollars in October 2018, prior-period disclosures were translated to US dollars at the respective spot rates prevailing on the relevant reporting dates.

UBS Group

Section 2  Risk-weighted assets

Our approach to measuring risk exposure and risk-weighted assets

Depending on the purpose, the measurement of risk exposure that we apply may differ. Exposures may be measured for financial accounting purposes under International Financial Reporting Standards (IFRS), for deriving our regulatory capital requirements or for internal risk management and control purposes. Our Pillar 3 disclosures are generally based on measures of risk exposure used to derive the regulatory capital required under Pillar 1. Our risk-weighted assets (RWA) are calculated according to the Basel Committee on Banking Supervision (BCBS) Basel III framework, as implemented by the Swiss Capital Adequacy Ordinance issued by the Swiss Federal Council and by the associated circulars issued by the Swiss Financial Market Supervisory Authority (FINMA).

For information about the measurement of risk exposures and RWA, refer to pages 9–12 of our 31 December 2018 Pillar 3 report available under “Pillar 3 disclosures” at www.ubs.com/investors.

RWA development in the third quarter of 2019

The OV1 table below provides an overview of our risk-weighted assets (RWA) and the related minimum capital requirements by risk type. The FINMA template includes rows that are currently not applicable to UBS and therefore have been left empty.

During the third quarter of 2019, RWA increased by USD 2.5 billion to USD 264.6 billion, mainly due to an increase of USD 5.0 billion in credit risk RWA, partly offset by a decrease of USD 1.8 billion in market risk RWA.

The flow tables for credit risk, counterparty credit risk and market risk RWA in the respective sections of this report provide further details regarding the movements in RWA in the third quarter of 2019. More information about capital management and RWA, including details of movements in RWA during the third quarter of 2019, is provided on pages 55–56 of our third quarter 2019 report, available under “Quarterly reporting” at www.ubs.com/investors.

OV1: Overview of RWA
USD million		RWA		Minimum capital requirements[1]
		30.9.19	30.6.19	30.9.19
1	Credit risk (excluding counterparty credit risk)	119,969	114,991	9,598
2	of which: standardized approach (SA)[2]	27,786	28,287	2,223
3	of which: foundation internal ratings-based (F-IRB) approach
4	of which: supervisory slotting approach
5	of which: advanced internal ratings-based (A-IRB) approach	92,183	86,703	7,375
6	Counterparty credit risk[3]	37,259	37,487	2,981
7	of which: SA for counterparty credit risk (SA-CCR)[4]	5,962	5,793	477
8	of which: internal model method (IMM)	19,309	20,133	1,545
8a	of which: value-at-risk (VaR)	5,426	5,453	434
9	of which: other CCR	6,561	6,107	525
10	Credit valuation adjustment (CVA)	2,458	2,553	197
11	Equity positions under the simple risk weight approach[5]	3,248	3,302	260
12	Equity investments in funds – look-through approach[6]
13	Equity investments in funds – mandate-based approach[6]
14	Equity investments in funds – fall-back approach[6]
15	Settlement risk	347	415	28
16	Securitization exposures in banking book	656	664	52
17	of which: securitization internal ratings-based approach (SEC-IRBA)
18	of which: securitization external ratings-based approach (SEC-ERBA) including internal assessment approach (IAA)	647	657	52
19	of which: securitization standardized approach (SEC-SA)	8	7	1
20	Market risk	9,207	10,977	737
21	of which: standardized approach (SA)	492	452	39
22	of which: internal model approaches (IMA)	8,714	10,526	697
23	Capital charge for switch between trading book and banking book
24	Operational risk	80,345	80,345	6,428
25	Amounts below thresholds for deduction (250% risk weight)[7]	11,138	11,402	891
26	Floor adjustment[8]	0	0	0
27	Total	264,626	262,135	21,170

1 Calculated based on 8% of RWA.    2 Includes non-counterparty-related risk not subject to the threshold deduction treatment (30 September 2019: RWA USD 12,678 million; 30 June 2019: RWA USD 12,912 million). Non-counterparty-related risk (30 September 2019: RWA USD 8,699 million; 30 June 2019: RWA USD 8,853 million) which is subject to the threshold deduction treatment is reported in line 25 “Amounts below thresholds for deduction (250% risk weight).”    3 Excludes settlement risk, which is separately reported in line 15 “Settlement risk.” Includes RWA with central counterparties. A new regulation for the calculation of RWA for exposure to central counterparties will be implemented by 1 January 2020. The split between the subcomponents of counterparty credit risk refers to the calculation of the exposure measure.    4 Calculated in accordance with the current exposure method (CEM) until SA-CCR is implemented by 1 January 2020.    5 Includes investments in funds. Items subject to threshold deduction treatments that do not exceed their respective threshold are risk weighted at 250% (30 September 2019: RWA USD 2,439 million; 30 June 2019: RWA USD 2,548 million) and are separately included in line 25 “Amounts below thresholds for deduction (250% risk weight).”    6 A new regulation for the calculation of RWA for investments in funds will be implemented by 1 January 2020.    7 Includes items subject to threshold deduction treatments that do not exceed their respective threshold and risk weighted at 250%. Items subject to threshold deduction treatments are significant investments in common shares of non-consolidated financial institutions (banks, insurance and other financial entities) and deferred tax assets arising from temporary differences, both of which are measured against their respective threshold.    8 No floor effect, as 80% of our Basel I RWA including the RWA equivalent of the Basel I capital deductions does not exceed our Basel III RWA including the RWA equivalent of the Basel III capital deductions. For the status of the finalization of the Basel III capital framework, refer to the “Regulatory and legal developments” section of our Annual Report 2018, available under “Annual reporting” at www.ubs.com/investors, which outlines how the proposed floor calculation would differ in significant aspects from the current approach.

UBS Group

The CR8 table below provides a breakdown of the credit risk RWA movements in the third quarter of 2019 across movement categories defined by the Basel Committee on Banking Supervision (BCBS). These categories are described on page 45 of our 31 December 2018 Pillar 3 report available under “Pillar 3 disclosures” at www.ubs.com/investors.

Credit risk RWA development in the third quarter of 2019

Credit risk RWA under the advanced internal ratings-based
(A-IRB) approach increased by USD 5.5 billion to USD 92.2 billion as of 30 September 2019.

The RWA increase from asset size movements of USD 5.8 billion was predominantly driven by increases in traded loans, term loans exposures and unutilized credit facilities in the Investment Bank’s Corporate Client Solutions business.

The increase in RWA from model updates of USD 0.9 billion was mainly driven by the continued phasing-in of RWA increases related to probability of default (PD) and loss given default (LGD) changes from the implementation of revised models for Swiss residential mortgages, which resulted in RWA increases of USD 0.4 billion in Personal & Corporate Banking and USD 0.1 billion in Global Wealth Management. In addition, a change of the credit conversion factor from 5% to 10% for zero-balance securities-backed lending and margin loans exposures increased RWA in Global Wealth Management by USD 0.4 billion.

The aforementioned increases were partly offset by a USD 1.3 billion decrease in RWA due to currency effects.p

CR8: RWA flow statements of credit risk exposures under IRB
USD million		RWA
1	RWA as of 30.6.19	86,703
2	Asset size	5,830
3	Asset quality	472
4	Model updates	861
5	Methodology and policy	0
6	Acquisitions and disposals	0
7	Foreign exchange movements	(1,313)
8	Other	(370)
9	RWA as of 30.9.19	92,183

Counterparty credit risk RWA development in the third quarter of 2019

Counterparty credit risk RWA under the internal model method (IMM) decreased by USD 0.8 billion to USD 19.3 billion during the third quarter of 2019, primarily due to lower notional amounts in the Investment Bank’s Foreign Exchange, Rates and Credit business and trade expiries in its Equities business.p

CCR7: RWA flow statements of CCR exposures under internal model method (IMM) and value-at-risk (VaR)
		For the quarter ended 30.9.19
		Derivatives	SFTs	Total
USD million		Subject to IMM	Subject to VaR
1	RWA as of 30.6.19	20,133	5,453	25,587
2	Asset size	(648)	106	(543)
3	Credit quality of counterparties	(5)	(80)	(85)
4	Model updates	0	0	0
5	Methodology and policy	0	0	0
5a	of which: regulatory add-ons
6	Acquisitions and disposals	0	0	0
7	Foreign exchange movements	(170)	(53)	(223)
8	Other	0	0	0
9	RWA as of 30.9.19	19,309	5,426	24,736

Market risk RWA development in the third quarter of 2019

The three main components that contribute to market risk RWA are Value-at-risk (VaR), stressed value-at-risk (SVaR) and incremental risk charge (IRC). VaR and SVaR components include the RWA charge for risks-not-in-VaR.

The MR2 table below provides a breakdown of the market risk RWA under an internal models approach movement in the third quarter of 2019 across these components, according to the movement categories defined by the Basel Committee on Banking Supervision. These categories are described on page 81 of our 31 December 2018 Pillar 3 report available under “Pillar 3 disclosures” at www.ubs.com/investors.

Market risk RWA decreased by USD 1.8 billion to USD 8.7 billion in the third quarter of 2019, mainly driven by model updates reflecting changes to the VaR model parameters following our periodic review of VaR model parameters and, to a lesser extent, by regulatory add-ons which reflect updates from the monthly risks-not-in-VaR assessment.

From 30 June 2019 onward, the comprehensive risk measure (CRM)-based capital requirement has no longer been applicable to us, as we no longer hold eligible correlation trading positions.

The VaR multiplier remained unchanged, at 3.0, compared with the second quarter of 2019.

MR2: RWA flow statements of market risk exposures under an internal models approach[1]
USD million		VaR	Stressed VaR	IRC	CRM	Other	Total RWA
1	RWA as of 30.6.19	2,561	6,441	1,524			10,526
1a	Regulatory adjustment	(1,874)	(4,591)	(212)			(6,677)
1b	RWA at previous quarter-end (end of day)	687	1,850	1,312			3,849
2	Movement in risk levels	987	1,295	(61)			2,222
3	Model updates / changes	(909)	(1,749)	136			(2,522)
4	Methodology and policy	0	0	0			0
5	Acquisitions and disposals	0	0	0			0
6	Foreign exchange movements	0	0	0			0
7	Other	(49)	(127)	0			(176)
8a	RWA at the end of the reporting period (end of day)	716	1,270	1,388			3,374
8b	Regulatory adjustment	1,481	3,837	23			5,341
8c	RWA as of 30.9.19	2,197	5,107	1,411			8,714
1 Components that describe movements in RWA are presented in italics.

UBS Group

Section 3  Going and gone concern requirements and eligible capital

The table below provides details of the Swiss systemically relevant bank (SRB) going and gone concern capital requirements as required by FINMA. More information about capital management is provided on pages 49–58 of our third quarter 2019 report available under “Quarterly reporting” at www.ubs.com/investors.

Swiss SRB going and gone concern requirements and information
	Swiss SRB, including transitional arrangements				Swiss SRB as of 1.1.20
As of 30.9.19	RWA		LRD		RWA		LRD
USD million, except where indicated	in %		in %		in %		in %
Required going concern capital
Total going concern capital	13.89	36,748	4.50	40,586	14.61[1]	38,654	5.00[1]	45,096
Common equity tier 1 capital	9.99	26,428	3.20	28,861	10.31	27,275	3.50	31,567
of which: minimum capital	4.90	12,967	1.70	15,333	4.50	11,908	1.50	13,529
of which: buffer capital	4.78	12,649	1.50	13,529	5.50	14,554	2.00	18,038
of which: countercyclical buffer	0.31	812			0.31	812
Maximum additional tier 1 capital	3.90	10,320	1.30	11,725	4.30	11,379	1.50	13,529
of which: additional tier 1 capital	3.10	8,203	1.30	11,725	3.50	9,262	1.50	13,529
of which: additional tier 1 buffer capital	0.80	2,117			0.80	2,117

Eligible going concern capital
Total going concern capital	21.10	55,843	6.19	55,843	19.16	50,702	5.62	50,702
Common equity tier 1 capital	13.10	34,673	3.84	34,673	13.10	34,673	3.84	34,673
Total loss-absorbing additional tier 1 capital	8.00	21,169	2.35	21,169	6.06	16,029	1.78	16,029
of which: high-trigger loss-absorbing additional tier 1 capital	5.15	13,625	1.51	13,625	5.15	13,625	1.51	13,625
of which: low-trigger loss-absorbing additional tier 1 capital[2]	0.91	2,404	0.27	2,404	0.91	2,404	0.27	2,404
of which: low-trigger loss-absorbing tier 2 capital[3]	1.94	5,140	0.57	5,140

Required gone concern capital
Total gone concern loss-absorbing capacity	9.63	25,478	3.32	29,944	10.57	27,972	3.77	33,993
of which: base requirement	10.52	27,839	3.63	32,694	12.86	34,031	4.50	40,586
of which: additional requirement for market share and LRD	1.08	2,858	0.38	3,382	1.44	3,811	0.50	4,510
of which: applicable reduction on requirements	(1.97)	(5,218)	(0.68)	(6,133)	(3.73)	(9,870)	(1.23)	(11,103)
of which: rebate granted (equivalent to 42.5% of maximum rebate)[4]	(1.97)	(5,218)	(0.68)	(6,133)	(2.43)	(6,433)	(0.85)	(7,666)
of which: reduction for usage of low-trigger tier 2 capital instruments					(1.30)	(3,437)	(0.38)	(3,437)

Eligible gone concern capital
Total gone concern loss-absorbing capacity	12.22	32,336	3.59	32,336	14.16	37,476	4.16	37,476
Total tier 2 capital	0.86	2,267	0.25	2,267	2.80	7,407	0.82	7,407
of which: low-trigger loss-absorbing tier 2 capital	0.65	1,733	0.19	1,733	2.60	6,873	0.76	6,873
of which: non-Basel III-compliant tier 2 capital	0.20	534	0.06	534	0.20	534	0.06	534
TLAC-eligible senior unsecured debt	11.36	30,069	3.33	30,069	11.36	30,069	3.33	30,069

Total loss-absorbing capacity
Required total loss-absorbing capacity	23.51	62,227	7.82	70,530	25.18	66,626	8.77	79,089
Eligible total loss-absorbing capacity	33.32	88,178	9.78	88,178	33.32	88,178	9.78	88,178

Risk-weighted assets / leverage ratio denominator
Risk-weighted assets	264,626				264,626
Leverage ratio denominator			901,914				901,914

1 Includes applicable add-ons of 1.44% for RWA and 0.5% for LRD.    2 Includes outstanding low-trigger loss-absorbing additional tier 1 (AT1) capital instruments, which are available under the transitional rules of the Swiss SRB framework to meet the going concern requirements until their first call date, even if the first call date is after 31 December 2019. As of their first call date, these instruments are eligible to meet the gone concern requirements.    3 Includes outstanding low-trigger loss-absorbing tier 2 capital instruments, which are available under the transitional rules of the Swiss SRB framework to meet the going concern requirements until the earlier of (i) their maturity or first call date or (ii) 31 December 2019, and to meet gone concern requirements thereafter. Outstanding low-trigger loss-absorbing tier 2 capital instruments are subject to amortization starting five years prior to their maturity, with the amortized portion qualifying as gone concern loss-absorbing capacity. Instruments available to meet gone concern requirements are eligible until one year before maturity, with a haircut of 50% applied in the last year of eligibility.    4 Based on the actions we completed up to December 2018 to improve resolvability, FINMA granted a rebate on the gone concern requirement of 42.5% of the maximum rebate in the third quarter of 2019 as compared with 40% in the previous quarter.

Section 4  Leverage ratio

BCBS Basel III leverage ratio

The Basel Committee on Banking Supervision (BCBS) leverage ratio is calculated by dividing the period-end tier 1 capital by the period-end leverage ratio denominator (LRD). The LRD consists of IFRS on-balance sheet assets and off-balance sheet items. Derivative exposures are adjusted for a number of items, including replacement value and eligible cash variation margin netting, the current exposure method add-on and net notional amounts for written credit derivatives. The LRD also includes an additional charge for counterparty credit risk related to securities financing transactions (SFTs).

The table on this page shows the difference between total IFRS assets per IFRS consolidation scope and the BCBS total on-balance sheet exposures. Those exposures are the starting point for calculating the BCBS LRD, as shown in the LR2 table below. The difference is due to the application of the regulatory scope of consolidation for the purpose of the BCBS calculation. In addition, carrying values for derivative financial instruments and SFTs are deducted from IFRS total assets. They are measured differently under BCBS leverage ratio rules and are therefore added back in separate exposure line items in the LR2 table.

As of 30 September 2019, our BCBS Basel III leverage ratio was 5.6% and our BCBS Basel III LRD was USD 902 billion.

Difference between the Swiss SRB and BCBS leverage ratio

The LRD is the same under Swiss SRB and BCBS rules. However, there is a difference in the capital numerator between the two frameworks. Under BCBS rules only common equity tier 1 and additional tier 1 capital are included in the numerator. Under Swiss SRB rules we are required to meet going as well as gone concern leverage ratio requirements. Therefore, depending on the requirement, the numerator includes tier 1 capital instruments, tier 2 capital instruments and / or total loss-absorbing capacity (TLAC)-eligible senior unsecured debt.

Reconciliation of IFRS total assets to BCBS Basel III total on-balance sheet exposures excluding derivatives and securities financing transactions
USD million	30.9.19	30.6.19
On-balance sheet exposures
IFRS total assets	973,118	968,727
Adjustment for investments in banking, financial, insurance or commercial entities that are consolidated for accounting purposes but outside the scope of regulatory consolidation	(25,850)	(25,625)
Adjustment for investments in banking, financial, insurance or commercial entities that are outside the scope of consolidation for accounting purposes but consolidated for regulatory purposes	0	0
Adjustment for fiduciary assets recognized on the balance sheet pursuant to the operative accounting framework but excluded from the leverage ratio exposure measure	0	0
Less carrying value of derivative financial instruments in IFRS total assets[1]	(159,917)	(145,470)
Less carrying value of securities financing transactions in IFRS total assets[2]	(119,727)	(120,008)
Adjustments to accounting values	0	0
On-balance sheet items excluding derivatives and securities financing transactions, but including collateral	667,624	677,624
Asset amounts deducted in determining BCBS Basel III tier 1 capital	(15,562)	(13,461)
Total on-balance sheet exposures (excluding derivatives and securities financing transactions)	652,062	664,164

1 Consists of derivative financial instruments and cash collateral receivables on derivative instruments in accordance with the regulatory scope of consolidation.    2 Consists of receivables from securities financing transactions, margin loans, prime brokerage receivables and financial assets at fair value not held for trading related to securities financing transactions in accordance with the regulatory scope of consolidation.

UBS Group

LR2: BCBS Basel III leverage ratio common disclosure
USD million, except where indicated		30.9.19	30.6.19

	On-balance sheet exposures
1	On-balance sheet items excluding derivatives and SFTs, but including collateral	667,624	677,624
2	(Asset amounts deducted in determining Basel III tier 1 capital)	(15,562)	(13,461)
3	Total on-balance sheet exposures (excluding derivatives and SFTs)	652,062	664,164

	Derivative exposures
4	Replacement cost associated with all derivatives transactions (i.e., net of eligible cash variation margin)	42,484	39,849
5	Add-on amounts for PFE associated with all derivatives transactions	84,565	84,806
6	Gross-up for derivatives collateral provided where deducted from the balance sheet assets pursuant to the operative accounting framework	0	0
7	(Deductions of receivables assets for cash variation margin provided in derivatives transactions)	(15,236)	(14,218)
8	(Exempted CCP leg of client-cleared trade exposures)	(17,895)	(19,289)
9	Adjusted effective notional amount of all written credit derivatives[1]	70,968	71,554
10	(Adjusted effective notional offsets and add-on deductions for written credit derivatives)[2]	(69,236)	(69,663)
11	Total derivative exposures	95,651	93,039

	Securities financing transaction exposures
12	Gross SFT assets (with no recognition of netting), after adjusting for sale accounting transactions	240,069	221,683
13	(Netted amounts of cash payables and cash receivables of gross SFT assets)	(120,342)	(101,676)
14	CCR exposure for SFT assets	9,260	8,672
15	Agent transaction exposures	0	0
16	Total securities financing transaction exposures	128,987	128,680

	Other off-balance sheet exposures
17	Off-balance sheet exposure at gross notional amount	81,600	73,852
18	(Adjustments for conversion to credit equivalent amounts)	(56,386)	(48,354)
19	Total off-balance sheet items	25,214	25,497
	Total exposures (leverage ratio denominator)	901,914	911,379

	Capital and total exposures (leverage ratio denominator)
20	Tier 1 capital	50,702	49,993
21	Total exposures (leverage ratio denominator)	901,914	911,379

	Leverage ratio
22	Basel III leverage ratio (%)	5.6	5.5

1 Includes protection sold, including agency transactions.    2 Protection sold can be offset with protection bought on the same underlying reference entity, provided that the conditions according to the Basel III leverage ratio framework and disclosure requirements are met.

LRD decreased by USD 9 billion to USD 902 billion in the third quarter of 2019, mainly driven by a decrease of USD 13 billion from currency effects, partly offset by a USD 4 billion increase in asset size and other movements.

LR1: BCBS Basel III leverage ratio summary comparison
USD million		30.9.19	30.6.19
1	Total consolidated assets as per published financial statements	973,118	968,727
2	Adjustment for investments in banking, financial, insurance or commercial entities that are consolidated for accounting purposes but outside the scope of regulatory consolidation[1]	(41,412)	(39,085)
3	Adjustment for fiduciary assets recognized on the balance sheet pursuant to the operative accounting framework but excluded from the leverage ratio exposure measure	0	0
4	Adjustments for derivative financial instruments	(64,266)	(52,432)
5	Adjustment for securities financing transactions (i.e., repos and similar secured lending)	9,260	8,672
6	Adjustment for off-balance sheet items (i.e., conversion to credit equivalent amounts of off-balance sheet exposures)	25,214	25,497
7	Other adjustments	0	0
8	Leverage ratio exposure (leverage ratio denominator)	901,914	911,379
1 This item includes assets that are deducted from tier 1 capital.

BCBS Basel III leverage ratio
USD million, except where indicated	30.9.19	30.6.19	31.3.19	31.12.18
Total tier 1 capital	50,702	49,993	49,436	46,279
BCBS total exposures (leverage ratio denominator)	901,914	911,379	910,993	904,598
BCBS Basel III leverage ratio (%)	5.6	5.5	5.4	5.1

UBS Group

Section 5  Liquidity coverage ratio

LIQ1: Liquidity risk management

We monitor the liquidity coverage ratio (LCR) in all significant currencies in order to manage any currency mismatch between high-quality liquid assets (HQLA) and the net expected cash outflows in times of stress. For information about the concentration of funding sources, refer to the “Funding by product and currency” table in the “Treasury management” section of our third quarter 2019 report.

High-quality liquid assets

HQLA must be easily and immediately convertible into cash at little or no loss of value, especially during a period of stress. HQLA are assets that are of low risk and are unencumbered. Other characteristics of HQLA are ease and certainty of valuation, low correlation with risky assets, listing on a developed and recognized exchange, existence of an active and sizeable market, and low volatility. Based on these characteristics, HQLA are categorized as Level 1 (primarily central bank reserves and government bonds) or Level 2 (primarily US and European agency bonds, as well as non-financial corporate covered bonds). Level 2 assets are subject to regulatory haircuts and caps.

High-quality liquid assets
	Average 3Q19[1]			Average 2Q19[1]
USD billion	Level 1 weighted liquidity value[2]	Level 2 weighted liquidity value[2]	Total weighted liquidity value[2]	Level 1 weighted liquidity value[2]	Level 2 weighted liquidity value[2]	Total weighted liquidity value[2]
Cash balances[3]	99	0	99	108	0	108
Securities (on- and off-balance sheet)	53	16	69	53	15	68
Total high-quality liquid assets[4]	152	16	168	161	15	176

1 Calculated based on an average of 66 data points in the third quarter of 2019 and 65 data points in the second quarter of 2019.    2 Calculated after the application of haircuts.    3 Includes cash and balances with central banks and other eligible balances as prescribed by FINMA.    4 Calculated in accordance with FINMA requirements.

Liquidity coverage ratio

In the third quarter of 2019, the UBS Group liquidity coverage ratio (LCR) decreased 7 percentage points to 138%, remaining above the 110% Group LCR minimum communicated by the Swiss Financial Market Supervisory Authority (FINMA).

The LCR decrease was primarily driven by lower average high-quality liquid assets due to a reduction of cash at central banks reflecting higher average funding consumption by the business divisions and reductions in the level of issued debt.

LIQ1: Liquidity coverage ratio
		Average 3Q19[1]		Average 2Q19[1]
USD billion, except where indicated		Unweighted value	Weighted value[2]	Unweighted value	Weighted value[2]

High-quality liquid assets
1	High-quality liquid assets	171	168	179	176

Cash outflows
2	Retail deposits and deposits from small business customers	241	28	239	27
3	of which: stable deposits	31	1	31	1
4	of which: less stable deposits	210	27	207	26
5	Unsecured wholesale funding	188	106	186	106
6	of which: operational deposits (all counterparties)	41	10	41	10
7	of which: non-operational deposits (all counterparties)	135	83	132	82
8	of which: unsecured debt	12	12	13	13
9	Secured wholesale funding		75		74
10	Additional requirements:	71	22	75	22
11	of which: outflows related to derivatives and other transactions	37	15	41	15
12	of which: outflows related to loss of funding on debt products[3]	0	0	0	0
13	of which: committed credit and liquidity facilities	34	7	34	7
14	Other contractual funding obligations	14	12	14	12
15	Other contingent funding obligations	238	6	241	6
16	Total cash outflows		249		247

Cash inflows
17	Secured lending	304	87	297	85
18	Inflows from fully performing exposures	62	28	65	29
19	Other cash inflows	12	12	11	11
20	Total cash inflows	379	127	373	126

			Average 3Q19[1]		Average 2Q19[1]
USD billion, except where indicated			Total adjusted value[4]		Total adjusted value[4]

Liquidity coverage ratio
21	High-quality liquid assets		168		176
22	Net cash outflows		122		121
23	Liquidity coverage ratio (%)		138		145

1 Calculated based on an average of 66 data points in the third quarter of 2019 and 65 data points in the second quarter of 2019.    2 Calculated after the application of haircuts and inflow and outflow rates.    3 Includes outflows related to loss of funding on asset-backed securities, covered bonds, other structured financing instruments, asset-backed commercial papers, structured entities (conduits), securities investment vehicles and other such financing facilities.    4 Calculated after the application of haircuts and inflow and outflow rates as well as, where applicable, caps on Level 2 assets and cash inflows.

Significant regulated subsidiaries and sub-groups

Significant regulated subsidiaries and sub-groups

Section 1  Introduction

The sections below include capital and other regulatory information for UBS AG standalone, UBS Switzerland AG standalone, UBS Europe SE consolidated and UBS Americas Holding LLC consolidated.

Capital information in this section is based on Pillar 1 requirements. Entities may be subject to significant additional Pillar 2 requirements, which represent additional amounts of capital considered necessary and agreed with regulators based on the risk profile of the entities.

Section 2  UBS AG standalone

Key metrics of the third quarter of 2019

The table below is based on Basel Committee on Banking Supervision (BCBS) Basel III phase-in rules. During the third quarter of 2019, common equity tier 1 (CET1) capital decreased by USD 0.8 billion to USD 50.5 billion, mainly due to accruals for capital returns and partly offset by operating profit. Risk-weighted assets (RWA) were stable during the quarter. Leverage ratio exposure decreased by USD 9 billion to USD 610 billion, mainly due to a decrease in on-balance sheet exposures (excluding derivative exposures and securities financing transactions). High-quality liquid assets decreased by USD 5.9 billion as a result of lower average cash balances, reflecting higher average funding consumption by the business divisions and reductions in the level of issued debt. Net cash outflows decreased by USD 1.0 billion, reflecting higher inflows from secured lending.

KM1: Key metrics
USD million, except where indicated
		30.9.19	30.6.19	31.3.19	31.12.18	30.9.18[4]
Available capital (amounts)[1]
1	Common equity tier 1 (CET1)	50,458	51,261	49,024	49,411	49,810
1a	Fully loaded ECL accounting model	50,456	51,258	49,021	49,411	49,810
2	Tier 1	64,545	64,315	61,839	59,595	59,341
2a	Fully loaded ECL accounting model tier 1	64,543	64,312	61,836	59,595	59,341
3	Total capital	70,194	70,612	68,542	66,295	66,005
3a	Fully loaded ECL accounting model total capital	70,191	70,609	68,539	66,295	66,005
Risk-weighted assets (amounts)
4	Total risk-weighted assets (RWA)	297,200	294,348	300,734	292,888	288,045
4a	Minimum capital requirement[2]	23,776	23,548	24,059	23,431	23,044
4b	Total risk-weighted assets (pre-floor)	297,200	294,348	300,734	292,888	288,045
Risk-based capital ratios as a percentage of RWA[1]
5	Common equity tier 1 ratio (%)	16.98	17.41	16.30	16.87	17.29
5a	Fully loaded ECL accounting model CET1 (%)	16.98	17.41	16.30	16.87	17.29
6	Tier 1 ratio (%)	21.72	21.85	20.56	20.35	20.60
6a	Fully loaded ECL accounting model tier 1 ratio (%)	21.72	21.85	20.56	20.35	20.60
7	Total capital ratio (%)	23.62	23.99	22.79	22.63	22.91
7a	Fully loaded ECL accounting model total capital ratio (%)	23.62	23.99	22.79	22.63	22.91
Additional CET1 buffer requirements as a percentage of RWA
8	Capital conservation buffer requirement (2.5% from 2019) (%)	2.50	2.50	2.50	1.88	1.88
9	Countercyclical buffer requirement (%)	0.08	0.08	0.09	0.07	0.05
9a	Additional countercyclical buffer for Swiss mortgage loans (%)	0.00	0.00	0.00	0.00	0.00
10	Bank G-SIB and / or D-SIB additional requirements (%)[3]
11	Total of bank CET1 specific buffer requirements (%)[1]	2.58	2.58	2.59	1.95	1.92
12	CET1 available after meeting the bank’s minimum capital requirements (%)[1]	12.48	12.91	11.80	12.37	12.79
Basel III leverage ratio
13	Total Basel III leverage ratio exposure measure	609,656	618,704	617,329	601,013	619,741
14	Basel III leverage ratio (%)[1]	10.59	10.40	10.02	9.92	9.58
14a	Fully loaded ECL accounting model Basel III leverage ratio (%)[1]	10.59	10.39	10.02	9.92	9.58
Liquidity coverage ratio
15	Total HQLA	76,330	82,201	86,690	76,456	81,214
16	Total net cash outflow	55,607	56,626	51,434	55,032	59,450
17	LCR ratio (%)	137	145	169	139	137

1 Based on BCBS Basel III phase-in rules.    2 Calculated as 8% of total RWA, based on total capital minimum requirements, excluding CET1 buffer requirements.    3 Swiss SRB going concern requirements and information for UBS AG standalone is provided in the following pages in this section.    4 In line with the change of the presentation currency of UBS Group AG’s and UBS AG’s consolidated and standalone financial statements from Swiss francs to US dollars in October 2018, prior periods were translated to US dollars at the respective spot rates prevailing on the relevant reporting dates.

Swiss SRB going concern requirements and information

The table below provides details of the Swiss systematically relevant bank (SRB) risk-weighted assets (RWA)- and leverage ratio denominator (LRD)-based going concern requirements and information as required by FINMA.

Swiss SRB going concern requirements and information
	Swiss SRB, including transitional arrangements				Swiss SRB as of 1.1.20, after transition arrangements
As of 30.9.19	RWA		LRD		RWA		LRD
USD million, except where indicated	in %[1]		in %[1]		in %		in %
Required going concern capital
Total going concern capital	14.38[2]	42,747	5.00[2]	30,483	14.38[2]	55,055	5.00[2]	30,483
Common equity tier 1 capital	10.08	29,968	3.50	21,338	10.08	38,596	3.50	21,338
of which: minimum capital	4.50	13,374	1.50	9,145	4.50	17,225	1.50	9,145
of which: buffer capital	5.50	16,346	2.00	12,193	5.50	21,052	2.00	12,193
of which: countercyclical buffer	0.08	248			0.08	319
Maximum additional tier 1 capital	4.30	12,780	1.50	9,145	4.30	16,459	1.50	9,145
of which: additional tier 1 capital	3.50	10,402	1.50	9,145	3.50	13,397	1.50	9,145
of which: additional tier 1 buffer capital	0.80	2,378			0.80	3,062

Eligible going concern capital
Total going concern capital	22.63	67,267	11.03	67,267	16.23	62,142	10.19	62,142
Common equity tier 1 capital	16.98	50,458	8.28	50,458	13.18	50,458	8.28	50,458
Total loss-absorbing additional tier 1 capital[3]	5.66	16,809	2.76	16,809	3.05	11,684	1.92	11,684
of which: high-trigger loss-absorbing additional tier 1 capital	3.93	11,684	1.92	11,684	3.05	11,684	1.92	11,684
of which: low-trigger loss-absorbing tier 2 capital	1.72	5,125	0.84	5,125

Risk-weighted assets / leverage ratio denominator
Risk-weighted assets	297,200				382,770
Leverage ratio denominator			609,656				609,656

1 By FINMA decree, requirements exceed those based on the transitional arrangements of the Swiss Capital Adequacy Ordinance, i.e., a total going concern capital ratio requirement of 13.58% plus the effect of countercyclical buffer (CCyB) requirements of 0.08%, of which 9.68% plus the effect of CCyB requirements of 0.08% must be satisfied with CET1 capital, and a total going concern leverage ratio requirement of 4.5%, of which 3.2% must be satisfied with CET1 capital.    2 Includes applicable add-ons of 1.44% for RWA and 0.5% for LRD.    3 Includes outstanding low-trigger loss-absorbing tier 2 capital instruments, which are available under the transitional rules of the Swiss SRB framework to meet the going concern requirements until the earlier of (i) their maturity or first call date or (ii) 31 December 2019. Outstanding low-trigger loss-absorbing tier 2 capital instruments are subject to amortization starting five years prior to their maturity.

Significant regulated subsidiaries and sub-groups

Swiss SRB going concern information
	Swiss SRB, including transitional arrangements			Swiss SRB as of 1.1.20, after transition arrangements
USD million, except where indicated	30.9.19	30.6.19	31.12.18	30.9.19	30.6.19	31.12.18

Eligible going concern capital
Total going concern capital	67,267	67,485	63,225	62,142	61,880	57,217
Total tier 1 capital	62,142	61,880	57,217	62,142	61,880	57,217
Common equity tier 1 capital	50,458	51,261	49,411	50,458	51,261	49,411
Total loss-absorbing additional tier 1 capital	11,684	10,619	7,805	11,684	10,619	7,805
of which: high-trigger loss-absorbing additional tier 1 capital	11,684	10,619	7,805	11,684	10,619	7,805
Total tier 2 capital	5,125	5,606	6,008
of which: low-trigger loss-absorbing tier 2 capital[1]	5,125	5,606	6,008

Risk-weighted assets / leverage ratio denominator
Risk-weighted assets	297,200	294,348	292,888	382,770	380,200	383,578
of which: direct and indirect investments in Swiss-domiciled subsidiaries[2]	32,803	33,034	31,711	40,004	40,285	39,639
of which: direct and indirect investments in foreign-domiciled subsidiaries[2]	95,784	96,068	82,762	174,153	174,668	165,525
Leverage ratio denominator	609,656	618,704	601,013	609,656	618,704	601,013

Capital and loss-absorbing capacity ratios (%)
Going concern capital ratio	22.6	22.9	21.6	16.2	16.3	14.9
of which: common equity tier 1 capital ratio	17.0	17.4	16.9	13.2	13.5	12.9

Leverage ratios (%)
Going concern leverage ratio	11.0	10.9	10.5	10.2	10.0	9.5
of which: common equity tier 1 leverage ratio	8.3	8.3	8.2	8.3	8.3	8.2

1 Outstanding low-trigger loss-absorbing tier 2 capital instruments qualify as going concern capital until the earlier of (i) their maturity or first call date or (ii) 31 December 2019, and are subject to amortization starting five years prior to their maturity.    2 Carrying value for direct and indirect investments including holding of regulatory capital instruments in Swiss-domiciled subsidiaries (30 September 2019: USD 16,002 million; 30 June 2019: USD 16,114 million), and for direct and indirect investments including holding of regulatory capital instruments in foreign-domiciled subsidiaries (30 September 2019: USD 43,538 million; 30 June 2019: USD 43,667 million), is risk weighted at 205% and 220%, respectively, for the current year. Risk weights will gradually increase by 5% per year for Swiss-domiciled investments and 20% per year for foreign-domiciled investments until the fully applied risk weights of 250% and 400%, respectively, are applied.

Leverage ratio information

Swiss SRB leverage ratio denominator
USD billion	30.9.19	30.6.19

Leverage ratio denominator
Swiss GAAP total assets	489.8	501.0
Difference between Swiss GAAP and IFRS total assets	136.5	121.6
Less: derivative exposures and SFTs[1]	(250.4)	(238.9)
On-balance sheet exposures (excluding derivative exposures and SFTs)	376.0	383.7
Derivative exposures	102.2	100.5
Securities financing transactions	107.7	111.8
Off-balance sheet items	24.6	23.4
Items deducted from Swiss SRB tier 1 capital	(0.9)	(0.6)
Total exposures (leverage ratio denominator)	609.7	618.7

1 Consists of derivative financial instruments, cash collateral receivables on derivative instruments, receivables from securities financing transactions, and margin loans, as well as prime brokerage receivables and financial assets at fair value not held for trading, both related to securities financing transactions, in accordance with the regulatory scope of consolidation, which are presented separately under Derivative exposures and Securities financing transactions in this table.

BCBS Basel III leverage ratio
USD million, except where indicated	30.9.19	30.6.19	31.3.19	31.12.18
Total tier 1 capital	64,545	64,315	61,839	59,595
Total exposures (leverage ratio denominator)	609,656	618,704	617,329	601,013
BCBS Basel III leverage ratio (%)	10.6	10.4	10.0	9.9

Liquidity coverage ratio

UBS AG is required to maintain a minimum liquidity coverage ratio of 105% as communicated by FINMA.

Liquidity coverage ratio
	Weighted value[1]
USD billion, except where indicated	Average 3Q19[2]	Average 2Q19[2]
High-quality liquid assets	76	82
Total net cash outflows	56	57
of which: cash outflows	177	175
of which: cash inflows	121	118
Liquidity coverage ratio (%)	137	145

1 Calculated after the application of haircuts and inflow and outflow rates.    2 Calculated based on an average of 66 data points in the third quarter of 2019 and 65 data points in the second quarter of 2019.

Significant regulated subsidiaries and sub-groups

Section 3  UBS Switzerland AG standalone

Key metrics of the third quarter of 2019

The table below is based on Basel Committee on Banking Supervision (BCBS) Basel III phase-in rules. During the third quarter of 2019, common equity tier 1 (CET1) capital increased by CHF 0.2 billion to CHF 10.9 billion, mainly as a result of operating profit. Risk-weighted assets (RWA) increased by CHF 1.3 billion to CHF 97.9 billion, primarily due to an increase in the Basel I RWA floor. Leverage ratio exposure was stable during the quarter. High-quality liquid assets decreased by CHF 2.3 billion as a result of lower average cash balances, reflecting a decrease in average customer deposits.

KM1: Key metrics
CHF million, except where indicated
		30.9.19	30.6.19	31.3.19	31.12.18	30.9.18
Available capital (amounts)[1]
1	Common equity tier 1 (CET1)	10,875	10,654	10,463	10,225	10,165
1a	Fully loaded ECL accounting model	10,871	10,649	10,457	10,225	10,165
2	Tier 1	15,124	14,894	14,712	14,468	13,165
2a	Fully loaded ECL accounting model tier 1	15,120	14,889	14,706	14,468	13,165
3	Total capital	15,124	14,894	14,712	14,468	13,165
3a	Fully loaded ECL accounting model total capital	15,120	14,889	14,706	14,468	13,165
Risk-weighted assets (amounts)
4	Total risk-weighted assets (RWA)	97,927	96,640	96,067	95,646	95,541
4a	Minimum capital requirement[2]	7,834	7,731	7,685	7,652	7,643
4b	Total risk-weighted assets (pre-floor)	90,338	91,013	90,068	91,457	88,299
Risk-based capital ratios as a percentage of RWA[1]
5	Common equity tier 1 ratio (%)	11.10	11.02	10.89	10.69	10.64
5a	Fully loaded ECL accounting model CET1 (%)	11.10	11.02	10.89	10.69	10.64
6	Tier 1 ratio (%)	15.44	15.41	15.31	15.13	13.78
6a	Fully loaded ECL accounting model tier 1 ratio (%)	15.44	15.41	15.31	15.13	13.78
7	Total capital ratio (%)	15.44	15.41	15.31	15.13	13.78
7a	Fully loaded ECL accounting model total capital ratio (%)	15.44	15.41	15.31	15.13	13.78
Additional CET1 buffer requirements as a percentage of RWA[3]
8	Capital conservation buffer requirement (2.5% from 2019) (%)	2.50	2.50	2.50	1.88	1.88
9	Countercyclical buffer requirement (%)	0.01	0.01	0.01	0.01	0.00
9a	Additional countercyclical buffer for Swiss mortgage loans (%)	0.57	0.57	0.58	0.56	0.56
10	Bank G-SIB and / or D-SIB additional requirements (%)[4]
11	Total of bank CET1 specific buffer requirements (%)[1]	2.51	2.51	2.51	1.88	1.88
12	CET1 available after meeting the bank’s minimum capital requirements (%)[1]	6.60	6.52	6.39	6.19	6.14
Basel III leverage ratio
13	Total Basel III leverage ratio exposure measure	309,750	311,212	310,545	306,487	303,257
14	Basel III leverage ratio (%)[1]	4.88	4.79	4.74	4.72	4.34
14a	Fully loaded ECL accounting model Basel III leverage ratio (%)[1]	4.88	4.78	4.74	4.72	4.34
Liquidity coverage ratio
15	Total HQLA	64,835	67,160	71,392	67,427	66,174
16	Total net cash outflow	49,242	48,761	51,945	52,846	53,130
17	LCR ratio (%)	132	138	137	128	125

1 Based on BCBS Basel III phase-in rules.    2 Calculated as 8% of total RWA, based on total capital minimum requirements, excluding CET1 buffer requirements.    3 As Annex 8 of Swiss Capital Adequacy Ordinance (CAO) does not apply to the systemically relevant banks, UBS can abstain from disclosing the information required in lines 12a–12e. In the event of a waiver, UBS nevertheless provides information about the Swiss sector-specific countercyclical buffer in row 9a pursuant to Art. 44 CAO.    4 Swiss SRB going concern requirements and information for UBS Switzerland AG are provided on the next page.

Swiss SRB going and gone concern requirements and information

UBS Switzerland AG is considered a systemically relevant bank (SRB) under Swiss banking law and is subject to capital regulations on a standalone basis. As of 30 September 2019, the transitional going concern capital and leverage ratio requirements for UBS Switzerland AG standalone were 14.16% and 4.5%, respectively. The gone concern requirements under transitional arrangements were 9.63% for the RWA-based requirement and 3.32% for the LRD-based requirement.

Swiss SRB going and gone concern requirements and information
	Swiss SRB, including transitional arrangements				Swiss SRB as of 1.1.20
As of 30.9.19	RWA		LRD		RWA		LRD
CHF million, except where indicated	in %[1]		in %		in %		in %
Required going concern capital
Total going concern capital	14.16	13,866	4.50	13,939	14.88[2]	14,571	5.00[2]	15,488
Common equity tier 1 capital	10.26	10,047	3.20	9,912	10.58	10,361	3.50	10,841
of which: minimum capital	4.90	4,798	1.70	5,266	4.50	4,407	1.50	4,646
of which: buffer capital	4.78	4,681	1.50	4,646	5.50	5,386	2.00	6,195
of which: countercyclical buffer	0.58	568			0.58	568
Maximum additional tier 1 capital	3.90	3,819	1.30	4,027	4.30	4,211	1.50	4,646
of which: additional tier 1 capital	3.10	3,036	1.30	4,027	3.50	3,427	1.50	4,646
of which: additional tier 1 buffer capital	0.80	783			0.80	783

Eligible going concern capital
Total going concern capital	15.44	15,124	4.88	15,124	15.44	15,124	4.88	15,124
Common equity tier 1 capital	11.10	10,875	3.51	10,875	11.10	10,875	3.51	10,875
Total loss-absorbing additional tier 1 capital	4.34	4,249	1.37	4,249	4.34	4,249	1.37	4,249
of which: high-trigger loss-absorbing additional tier 1 capital	4.34	4,249	1.37	4,249	4.34	4,249	1.37	4,249

Required gone concern capital
Total gone concern loss-absorbing capacity	9.63	9,428	3.32	10,284	11.87	11,623	4.15	12,855
of which: base requirement	10.52	10,302	3.63	11,228	12.86	12,593	4.50	13,939
of which: additional requirement for market share and LRD	1.08	1,058	0.38	1,162	1.44	1,410	0.50	1,549
of which: applicable reduction on requirements	(1.97)	(1,931)	(0.68)	(2,106)	(2.43)	(2,381)	(0.85)	(2,633)
of which: rebate granted (equivalent to 42.5% of maximum rebate)[3]	(1.97)	(1,931)	(0.68)	(2,106)	(2.43)	(2,381)	(0.85)	(2,633)

Eligible gone concern capital
Total gone concern loss-absorbing capacity	11.18	10,948	3.53	10,948	11.18	10,948	3.53	10,948
TLAC-eligible debt	11.18	10,948	3.53	10,948	11.18	10,948	3.53	10,948

Total loss-absorbing capacity
Required total loss-absorbing capacity	23.79	23,295	7.82	24,222	26.75	26,194	9.15	28,342
Eligible total loss-absorbing capacity	26.62	26,072	8.42	26,072	26.62	26,072	8.42	26,072

Risk-weighted assets / leverage ratio denominator
Risk-weighted assets	97,927				97,927
Leverage ratio denominator			309,750				309,750

1 The total loss-absorbing capacity ratio requirement of 23.79% is the current requirement based on the transitional rules of the Swiss Capital Adequacy Ordinance including the aforementioned rebate on the gone concern requirements. In addition, FINMA has defined a total capital ratio requirement, which is the sum of 14.4% and the effect of countercyclical buffer (CCyB) requirements of 0.58%, of which 10% plus the effect of CCyB requirements must be satisfied with CET1 capital. These FINMA requirements will be effective until they are exceeded by the Swiss SRB requirements based on the transitional rules.    2 Includes applicable add-ons of 1.44% for RWA and 0.5% for LRD.    3 Based on the actions we completed up to December 2018 to improve resolvability, FINMA granted a rebate on the gone concern requirement of 42.5% of the maximum rebate in the third quarter of 2019 as compared with 40% in the previous quarter.

Significant regulated subsidiaries and sub-groups

Swiss SRB loss-absorbing capacity

Swiss SRB going and gone concern information[1]
CHF million, except where indicated	30.9.19	30.6.19	31.12.18

Eligible going concern capital
Total going concern capital	15,124	14,894	14,468
Total tier 1 capital	15,124	14,894	14,468
Common equity tier 1 capital	10,875	10,654	10,225
of which: high-trigger loss-absorbing additional tier 1 capital	4,249	4,240	4,243

Eligible gone concern capital
Total gone concern loss-absorbing capacity	10,948	10,924	10,932
TLAC-eligible debt	10,948	10,924	10,932

Total loss-absorbing capacity
Total loss-absorbing capacity	26,072	25,818	25,400

Risk-weighted assets / leverage ratio denominator
Risk-weighted assets	97,927	96,640	95,646
Leverage ratio denominator	309,750	311,212	306,487

Capital and loss-absorbing capacity ratios (%)
Going concern capital ratio	15.4	15.4	15.1
of which: common equity tier 1 capital ratio	11.1	11.0	10.7
Gone concern loss-absorbing capacity ratio	11.2	11.3	11.4
Total loss-absorbing capacity ratio	26.6	26.7	26.6

Leverage ratios (%)
Going concern leverage ratio	4.9	4.8	4.7
of which: common equity tier 1 leverage ratio	3.5	3.4	3.3
Gone concern leverage ratio	3.5	3.5	3.6
Total loss-absorbing capacity leverage ratio	8.4	8.3	8.3
1 The numbers disclosed in the table are identical for Swiss SRB (including transitional arrangement) requirements and Swiss SRB requirements applicable as of 1 January 2020.

Leverage ratio information

Swiss SRB leverage ratio denominator
CHF billion	30.9.19	30.6.19

Leverage ratio denominator
Swiss GAAP total assets	294.2	295.7
Difference between Swiss GAAP and IFRS total assets	5.3	3.6
Less: derivative exposures and SFTs[1]	(31.9)	(39.2)
On-balance sheet exposures (excluding derivative exposures and SFTs)	267.6	260.1
Derivative exposures	5.1	5.0
Securities financing transactions	26.3	34.3
Off-balance sheet items	12.0	12.0
Items deducted from Swiss SRB tier 1 capital	(1.3)	(0.2)
Total exposures (leverage ratio denominator)	309.8	311.2

1 Consists of derivative financial instruments, cash collateral receivables on derivative instruments, receivables from securities financing transactions, and margin loans as well as prime brokerage receivables and financial assets at fair value not held for trading, both related to securities financing transactions, in accordance with the regulatory scope of consolidation, which are presented separately under Derivative exposures and Securities financing transactions in this table.

BCBS Basel III leverage ratio
CHF million, except where indicated	30.9.19	30.6.19	31.3.19	31.12.18
Total tier 1 capital	15,124	14,894	14,712	14,468
Total exposures (leverage ratio denominator)	309,750	311,212	310,545	306,487
BCBS Basel III leverage ratio (%)	4.9	4.8	4.7	4.7

Liquidity coverage ratio

UBS Switzerland AG, as a Swiss SRB, is required to maintain a minimum liquidity coverage ratio of 100%.

Liquidity coverage ratio
	Weighted value[1]
CHF billion, except where indicated	Average 3Q19[2]	Average 2Q19[2]
High-quality liquid assets	65	67
Total net cash outflows	49	49
of which: cash outflows	84	85
of which: cash inflows	35	36
Liquidity coverage ratio (%)	132	138

1 Calculated after the application of haircuts and inflow and outflow rates.    2 Calculated based on an average of 66 data points in the third quarter of 2019 and 65 data points in the second quarter of 2019.

Significant regulated subsidiaries and sub-groups

Capital instruments

Capital instruments of UBS Switzerland AG – key features
Presented according to issuance date.
		Share capital	Additional tier 1 capital
1	Issuer	UBS Switzerland AG, Switzerland	UBS Switzerland AG, Switzerland
1a	Instrument number	1	2	3	4	5	6
2	Unique identifier (e.g., CUSIP, ISIN or Bloomberg identifier for private placement)	n/a	n/a
3	Governing law(s) of the instrument	Swiss	Swiss
3a	Means by which enforceability requirement of Section 13 of the TLAC Term Sheet is achieved (for other TLAC-eligible instruments governed by foreign law)	n/a	n/a
Regulatory treatment
4	Transitional Basel III rules[1]	CET1 – Going concern capital	Additional tier 1 capital
5	Post-transitional Basel III rules[2]	CET1 – Going concern capital	Additional tier 1 capital
6	Eligible at solo / group / group and solo	UBS Switzerland AG consolidated and standalone	UBS Switzerland AG consolidated and standalone
7	Instrument type (types to be specified by each jurisdiction)	Ordinary shares	Loan[4]	Loan[4]	Loan[4]	Loan	Loan
8	Amount recognized in regulatory capital (currency in millions, as of most recent reporting date)[1]	CHF 10.0	CHF 1,500	CHF 500	CHF 1,000	CHF 825	USD 425
9	Par value of instrument	CHF 10.0	CHF 1,500	CHF 500	CHF 1,000	CHF 825	USD 425
10	Accounting classification[3]	Equity attributable to UBS Switzerland AG shareholders	Due to banks held at amortized cost
11	Original date of issuance	–	1 April 2015	11 March 2016	18 December 2017	12 December 2018	12 December 2018
12	Perpetual or dated	–	Perpetual
13	Original maturity date	–	–
14	Issuer call subject to prior supervisory approval	–	Yes
15	Optional call date, contingent call dates and redemption amount	–	First optional repayment date: 1 April 2020	First optional repayment date: 11 March 2021	First optional repayment date: 18 December 2022	First optional repayment date: 12 December 2023	First optional repayment date: 12 December 2023
Repayable at any time after the first optional repayment date. Repayment subject to FINMA approval. Optional repayment amount: principal amount, together with any accrued and unpaid interest thereon
16	Subsequent call dates, if applicable	–	Early repayment possible due to a tax or regulatory event. Repayment due to tax event subject to FINMA approval. Repayment amount: principal amount, together with accrued and unpaid interest

Capital instruments of UBS Switzerland AG – key features (continued)
Coupons
17	Fixed or floating dividend / coupon	–	Floating
18	Coupon rate and any related index	–	6-month CHF Libor + 370 bps per annum semiannually	3-month CHF Libor + 459 bps per annum quarterly	3-month CHF Libor + 250 bps per annum quarterly	3-month CHF Libor + 489 bps per annum quarterly	3-month USD Libor + 547 bps per annum quarterly
19	Existence of a dividend stopper	–	No
20	Fully discretionary, partially discretionary or mandatory	Fully discretionary	Fully discretionary
21	Existence of step-up or other incentive to redeem	–	No
22	Non-cumulative or cumulative	Non-cumulative	Non-cumulative
23	Convertible or non-convertible	–	Non-convertible
24	If convertible, conversion trigger(s)	–	–
25	If convertible, fully or partially	–	–
26	If convertible, conversion rate	–	–
27	If convertible, mandatory or optional conversion	–	–
28	If convertible, specify instrument type convertible into	–	–
29	If convertible, specify issuer of instrument it converts into	–	–
30	Write-down feature	–	Yes
31	If write-down, write-down trigger(s)	–	Trigger: CET1 ratio is less than 7%

FINMA determines a write-down necessary to ensure UBS Switzerland AG’s viability; or UBS Switzerland AG receives a commitment of governmental support that FINMA determines necessary to ensure UBS Switzerland AG‘s viability.

Subject to applicable conditions

32	If write-down, fully or partially	–	Fully
33	If write-down, permanent or temporary	–	Permanent
34	If temporary write-down, description of write-up mechanism	–	–
34a	Type of subordination	Statutory	Contractual
35	Position in subordination hierarchy in liquidation (specify instrument type immediately senior to instrument in the insolvency creditor hierarchy of the legal entity concerned).

Unless otherwise stated in the articles of association, once debts are paid back, the assets of the liquidated company are divided between the shareholders pro rata based on their contributions and considering the preferences attached to certain categories of shares (Art. 745, Swiss Code of Obligations)

Subject to any obligations that are mandatorily preferred by law, all obligations of UBS Switzerland AG that are unsubordinated or that are subordinated and do not rank junior, such as all classes of share capital, or at par, such as tier 1 instruments

36	Non-compliant transitioned features	–	–
37	If yes, specify non-compliant features	–	–

1 Based on Swiss SRB (including transitional arrangement) requirements.    2 Based on Swiss SRB requirements applicable as of 1 January 2020.    3 As applied in UBS Switzerland AG‘s financial statements under Swiss GAAP.    4 Loans granted by UBS AG, Switzerland.

Significant regulated subsidiaries and sub-groups

Section 4  UBS Europe SE consolidated

The table below discloses information about the regulatory capital components, capital ratios, leverage ratio and liquidity of UBS Europe SE consolidated based on the Pillar 1 requirements.

During the third quarter of 2019, common equity tier 1 (CET1) capital was stable. Risk-weighted assets (RWA) increased by EUR 0.7 billion, mainly as a result of an increase in credit risk RWA. Leverage ratio exposure decreased by EUR 2.1 billion, reflecting a decrease in securities financing transactions, partly offset by an increase in high-quality liquid asset (HQLA)-eligible bonds. Net cash outflows increased by EUR 0.9 billion, mainly due to clearing and treasury activities.

Entities may also be subject to significant Pillar 2 requirements, which represent additional amounts of capital considered necessary and agreed with regulators based on the risk profile of the entities.

KM1: Key metrics[1,2,3]
EUR million, except where indicated
		30.9.19	30.6.19	31.3.19
Available capital (amounts)
1	Common equity tier 1 (CET1)	3,528	3,543	3,568
2	Tier 1	3,818	3,833	3,858
3	Total capital	3,818	3,833	3,858
Risk-weighted assets (amounts)
4	Total risk-weighted assets (RWA)	14,407	13,725	14,432
4a	Minimum capital requirement[4]	1,153	1,098	1,155
Risk-based capital ratios as a percentage of RWA
5	Common equity tier 1 ratio (%)	24.5	25.8	24.7
6	Tier 1 ratio (%)	26.5	27.9	26.7
7	Total capital ratio (%)	26.5	27.9	26.7
Additional CET1 buffer requirements as a percentage of RWA
8	Capital conservation buffer requirement (2.5% from 2019) (%)	2.5	2.5	2.5
9	Countercyclical buffer requirement (%)	0.3	0.2	0.2
10	Bank G-SIB and / or D-SIB additional requirements (%)
11	Total of bank CET1 specific buffer requirements (%)	2.8	2.7	2.7
12	CET1 available after meeting the bank’s minimum capital requirements (%)[5]	18.5	19.9	18.7
Basel III leverage ratio
13	Total Basel III leverage ratio exposure measure	50,199	52,291	51,060
14	Basel III leverage ratio (%)[6]	7.6	7.3	7.6
Liquidity coverage ratio[7]
15	Total HQLA	14,309	14,367	14,770
16	Total net cash outflow	9,091	8,200	6,895
17	LCR ratio (%)	161	177	214

1 Based on applicable EU Basel III rules.    2 As a result of the cross-border merger of UBS Limited into UBS Europe SE effective 1 March 2019, UBS Europe SE has become a significant regulated subsidiary of UBS Group AG. The size, scope and business model of the merged entity is now materially different. Comparatives for December 2018 have not been provided in the table because data produced on the same basis is not available. For more information about the cross-border merger of UBS Limited into UBS Europe SE, refer to the “Recent developments” section in our first quarter 2019 report.    3 There is no local disclosure requirement for the net stable funding ratio as at 30 September 2019.    4 Calculated as 8% of total RWA, based on total capital minimum requirements, excluding CET1 buffer requirements.    5 This represents the CET1 ratio which is available for meeting buffer requirements. It is calculated as the CET1 ratio minus 4.5% and after considering, where applicable, CET1 capital which has been used to meet tier 1 and / or total capital ratio requirements. Comparative figures have been adjusted to adhere to this presentation.    6 On the basis of tier 1 capital.    7 Figures as of 30 September 2019 are based on a seven-month average and as of 30 June 2019 on a four-month average, rather than a twelve-month average, as data produced on the same basis is only available for the period since the cross-border merger. For 31 March 2019, month-end reporting date values are disclosed.

Section 5  UBS Americas Holding LLC consolidated

The table below discloses information about the regulatory capital components and capital ratios, as well as the leverage ratio, of UBS Americas Holding LLC consolidated based on the Pillar 1 requirements (i.e., US Basel III standardized rules).

During the third quarter of 2019, common equity tier 1 (CET1) decreased by USD 1.0 billion to USD 11.9 billion, mainly as a result of purchases of common shares, partly offset by operating profit. Risk-weighted assets (RWA) decreased by USD 0.9 billion to USD 52.9 billion, mainly driven by a decrease in credit risk RWA. Leverage ratio exposure was stable during the quarter.

Entities may also be subject to significant Pillar 2 requirements, which represent additional amounts of capital considered necessary and agreed with regulators based on the risk profile of the entities.

KM1: Key metrics[1,2]
USD million, except where indicated
		30.9.19	30.6.19	31.3.19	31.12.18[3]	30.9.18[4]
Available capital (amounts)
1	Common equity tier 1 (CET1)	11,868	12,900	12,028	11,746	11,068
2	Tier 1	14,923	15,055	14,170	13,887	13,209
3	Total capital	15,640	15,772	14,882	14,601	13,925
Risk-weighted assets (amounts)
4	Total risk-weighted assets (RWA)	52,947	53,892	55,313	54,063	54,488
4a	Minimum capital requirement[5]	4,236	4,311	4,425	4,325	4,359
Risk-based capital ratios as a percentage of RWA
5	Common equity tier 1 ratio (%)	22.4	23.9	21.7	21.7	20.3
6	Tier 1 ratio (%)	28.2	27.9	25.6	25.7	24.2
7	Total capital ratio (%)	29.5	29.3	26.9	27.0	25.6
Additional CET1 buffer requirements as a percentage of RWA
8	Capital conservation buffer requirement (2.5% from 2019) (%)	2.5	2.5	2.5	1.9	1.9
9	Countercyclical buffer requirement (%)[6]
10	Bank G-SIB and / or D-SIB additional requirements (%)[7]
11	Total of bank CET1 specific buffer requirements (%)	2.5	2.5	2.5	1.9	1.9
12	CET1 available after meeting the bank’s minimum capital requirements (%)[8]	17.9	19.4	17.2	17.2	15.8
Basel III leverage ratio
13	Total Basel III leverage ratio exposure measure	123,632	123,008	124,981	122,829	124,982
14	Basel III leverage ratio (%)[9]	12.1	12.2	11.3	11.3	10.6

1 For UBS Americas Holding LLC based on applicable US Basel III rules.    2 There is no local disclosure requirement for liquidity coverage ratio or net stable funding ratio for UBS Americas Holding LLC as of 30 September 2019.    3 Figures as of or for the quarter ended 31 December 2018 have been adjusted for consistency with the full-year audited financial statements and / or local regulatory reporting, which were finalized after the publication of our Annual Report 2018 and our 31 December 2018 Pillar 3 report on 15 March 2019.    4 Figures as of 30 September 2018 have been adjusted for consistency with the local regulatory reporting of the entity.    5 Calculated as 8% of total RWA, based on total capital minimum requirements, excluding CET1 buffer requirements.    6 Not applicable as the countercyclical buffer requirement applies only to banking organizations subject to the advanced approaches capital rules.    7 Not applicable as requirements have not been proposed.    8 This represents the CET1 ratio which is available for meeting buffer requirements. It is calculated as the CET1 ratio minus 4.5% and after considering, where applicable, CET1 capital which has been used to meet tier 1 and / or total capital ratio requirements. Comparative figures have been adjusted to adhere to this presentation.    9 On the basis of tier 1 capital.

Appendix

Abbreviations frequently used in our financial reports

A

ABS                 asset-backed security

AEI                  automatic exchange of information

AGM               annual general meeting of shareholders

A-IRB              advanced internal
ratings-based

AI                    artificial intelligence

AIV                  alternative investment vehicle

ALCO              Asset and Liability Management Committee

AMA               advanced measurement approach

AML                anti-money laundering

AoA                Articles of Association of UBS Group AG

ASF                  available stable funding

ASFA               advanced supervisory formula approach

AT1                 additional tier 1

AuM               assets under management

B

BCBS               Basel Committee on
Banking Supervision

BD                   business division

BEAT               base erosion and anti-abuse tax

BIS                   Bank for International Settlements

BoD                 Board of Directors

BSC                 Business Solutions Center

BVG                Swiss occupational
pension plan

C

CAO                Capital Adequacy Ordinance

CC                   Corporate Center

CCAR              Comprehensive Capital Analysis and Review

CCyB               countercyclical buffer

CCF                 credit conversion factor

CCP                 central counterparty

CCR                counterparty credit risk

CCRC              Corporate Culture and Responsibility Committee

CDO                collateralized debt
obligation

CDR                constant default rate

CDS                 credit default swap

CEA                 Commodity Exchange Act

CECL               current expected credit loss

CEM                current exposure method

CEO                Chief Executive Officer

CET1               common equity tier 1

CFO                 Chief Financial Officer

CFTC               US Commodity Futures Trading Commission

CHF                 Swiss franc

CIC                  Corporate Institutional Clients

CIO                 Chief Investment Office

CLN                 credit-linked note

CLO                 collateralized loan obligation

CLS                  continuous linked settlement

CMBS             commercial mortgage-backed security

C&ORC           Compliance & Operational Risk Control

CRD IV            EU Capital Requirements Directive of 2013

CRM               credit risk mitigation (credit risk) or comprehensive risk measure (market risk)

CSO                Client Strategy Office

CVA                credit valuation adjustment

D

DBO                defined benefit obligation

DCCP              Deferred Contingent Capital Plan

DJSI                 Dow Jones Sustainability Indices

DOJ                 US Department of Justice

DOL                 US Department of Labor

D-SIB               domestic systemically important bank

DTA                 deferred tax asset

DVA                debit valuation adjustment

E

EAD                 exposure at default

EBA                 European Banking Authority

EC                   European Commission

ECB                 European Central Bank

ECL                  expected credit loss(es)

EIR                   effective interest rate

EL                    expected loss

EMEA              Europe, Middle East and Africa

EOP                 Equity Ownership Plan

EPE                  expected positive exposure

EPS                  earnings per share

ERISA              Employee Retirement Income Security Act of 1974

ESG                 environmental, social and governance

ESMA              European Securities and Markets Authority

ESR                  environmental and social risk

ETD                 exchange-traded derivative

ETF                  exchange-traded fund

EU                   European Union

EUR                 euro

EURIBOR        Euro Interbank Offered Rate

F

FCA                 UK Financial Conduct
Authority

FCT                  foreign currency translation

FINMA            Swiss Financial Market Supervisory Authority

FINRA              US Financial Industry Regulatory Authority

FMIA               Swiss Financial Market Infrastructure Act

Abbreviations frequently used in our financial reports (continued)

FRA                 forward rate agreement

FSB                  Financial Stability Board

FTA                  Swiss Federal Tax Administration

FTD                  first to default

FTP                  funds transfer pricing

FVA                 funding valuation adjustment

FVOCI             fair value through other comprehensive income

FVTPL              fair value through profit or loss

FX                    foreign exchange

G

GAAP              generally accepted
accounting principles

GBP                 pound sterling

GEB                 Group Executive Board

GFA                 Group Franchise Awards

GHG               greenhouse gas

GIA                 Group Internal Audit

GIIPS               Greece, Italy, Ireland,
Portugal and Spain

GMD               Group Managing Director

GRI                  Global Reporting Initiative

Group ALM    Group Asset and Liability Management

G-SIB              global systemically important bank

H

HQLA              high-quality liquid assets

HR                   human resources

I

IAA                  internal assessment approach

IAS                  International Accounting Standards

IASB                International Accounting Standards Board

IBOR               interbank offered rate

IFRIC               International Financial Reporting Interpretations Committee

IFRS                 International Financial Reporting Standards

IHC                  intermediate holding company

IMA                 internal models approach

IMM                internal model method

IPS                   Investment Platforms and Solutions

IRB                  internal ratings-based

IRC                  incremental risk charge

IRRBB              interest rate risk in the banking book

ISDA                International Swaps and Derivatives Association

K

KRT                 Key Risk Taker

L

LAC                 loss-absorbing capacity

LAS                  liquidity-adjusted stress

LCR                 liquidity coverage ratio

LGD                 loss given default

LIBOR              London Interbank Offered Rate

LLC                  limited liability company

LRD                 leverage ratio denominator

LTV                  loan-to-value

M

MiFID II           Markets in Financial Instruments Directive II

MiFIR              Markets in Financial Instruments Regulation

MRT                Material Risk Taker

MTN                medium-term note

N

NAV                net asset value

NII                   net interest income

NRV                 negative replacement value

NSFR               net stable funding ratio

NYSE               New York Stock Exchange

O

OCA                own credit adjustment

OCI                 other comprehensive income

OECD              Organisation for Economic Co-operation and Development

OIS                  overnight index swap

OTC                over-the-counter

P

PD                   probability of default

PFE                  potential future exposure

PIT                   point in time

P&L                  profit or loss

POCI               purchased or originated credit-impaired

PRA                 UK Prudential Regulation Authority

PRV                 positive replacement value

Q

QRRE              qualifying revolving retail exposures

R

RBA                 role-based allowances

RBC                 risk-based capital

RLN                 reference-linked note

RMBS              residential mortgage-backed securities

RniV                risks not in VaR

RoAE               return on attributed equity

RoCET1          return on CET1

RoE                 return on equity

RoTE               return on tangible equity

RoU                 right-of-use

RV                   replacement value

RW                  risk weight

RWA               risk-weighted assets

Appendix

Abbreviations frequently used in our financial reports (continued)

S

SA                   standardized approach

SA-CCR          standardized approach for counterparty credit risk

SAR                 stock appreciation right

SBC                 Swiss Bank Corporation

SCCL               single-counterparty credit limit

SDGs               Sustainable Development Goals

SE                    structured entity

SEC                 US Securities and Exchange Commission

SEEOP             Senior Executive Equity Ownership Plan

SFTs                 securities financing transactions

SI                     sustainable investing

SICR                significant increase in credit risk

SIX                   SIX Swiss Exchange

SMA                standardized measurement approach

SME                small and medium-sized enterprises

SMF                 Senior Management Function

SNB                 Swiss National Bank

SPPI                 solely payments of principal and interest

SRB                 systemically relevant bank

SRM                specific risk measure

SVaR               stressed value-at-risk

T

TBTF                too big to fail

TCJA               US Tax Cuts and Jobs Act

TLAC               total loss-absorbing capacity

TRS                  total return swap

TTC                 through the cycle

U

UoM               units of measure

USD                 US dollar

US IHC            US intermediate holding company

V

VaR                 value-at-risk

This is a general list of the abbreviations frequently used in our financial reporting. Not all of the listed abbreviations may appear in this particular report.

Cautionary Statement | This report and the information contained herein are provided solely for information purposes, and are not to be construed as solicitation of an offer to buy or sell any securities or other financial instruments in Switzerland, the United States or any other jurisdiction. No investment decision relating to securities of or relating to UBS Group AG, UBS AG or their affiliates should be made on the basis of this report. Refer to UBS’s third quarter 2019 report and its Annual Report 2018, available at www.ubs.com/investors, for additional information.

Rounding | Numbers presented throughout this report may not add up precisely to the totals provided in the tables and text. Percentages, percent changes, and adjusted results are calculated on the basis of unrounded figures. Information about absolute changes between reporting periods, which is provided in text and that can be derived from figures displayed in the tables, is calculated on a rounded basis.

Tables | Within tables, blank fields generally indicate that the field is not applicable or not meaningful, or that information is not available as of the relevant date or for the relevant period. Zero values generally indicate that the respective figure is zero on an actual or rounded basis. Percentage changes are presented as a mathematical calculation of the change between periods.

UBS Group AG

P.O. Box

CH-8098 Zurich

ubs.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.

UBS Group AG

By: _/s/ David Kelly_____________

Name:  David Kelly

Title:    Managing Director

By: _/s/ Ella Campi                   _____

Name:  Ella Campi

Title:    Executive Director

UBS AG

By: _/s/ David Kelly_____________

Name:  David Kelly

Title:    Managing Director

By: _/s/ Ella Campi                   _____

Name:  Ella Campi

Title:    Executive Director

Date:  October 22, 2019